Prior to April 1, 2015, Merrill Lynch Alternative Investments LLC ("MLAI") served as the investment adviser of Man FRM Alternative Multi-Strategy Fund LLC (the "Registrant"). In connection with the sale of certain assets relating to the management and operation of various funds of hedge funds managed by MLAI, effective April 1, 2015 FRM Investment Management (USA) LLC ("FRM USA"), an indirect wholly-owned subsidiary of Man Group plc, commenced serving as the investment adviser of the Registrant.  This change in investment adviser may possibly be deemed to be a change in control of the Registrant to the extent that FRM USA, as the investment adviser of the Registrant, may possibly be deemed to control the Registrant.